Chunghwa Telecom holds investor conference for the second quarter of 2014 operation results

Date of events: 2014/07/15

Contents:

1.	Date of the investor conference: 2014/07/30

2.	Time of the investor conference: 16:00PM

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to

http://www.cht.com.tw/chtir at 15:30PM on July 30, 2014 Taipei time

5. The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6. Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: Teleconference will be held during 16:00-17:00PM Taipei time.